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                                                                    EXHIBIT 99.1


                         [RINKER MATERIALS LETTERHEAD]


FOR IMMEDIATE RELEASE                                      CONTACT: RITA SHERMAN
JULY 9, 2002                                               (561) 820-8393


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                   RINKER TO ACQUIRE KIEWIT MATERIALS COMPANY
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West Palm Beach, FL - Rinker Materials Corporation ("Rinker"), one of the
largest producers of construction materials in the United States, has reached an agreement to acquire Kiewit Materials Company ("Kiewit Materials"), the sixteenth largest aggregates producer in the United States, with operations centered in the West and Southwest. Under the terms of the agreement, Rinker will commence a tender offer for all of Kiewit Materials' outstanding common stock for U.S. $17 in cash per share. Conditions of the offer require at least 90 percent of Kiewit Materials common stock be tendered before the offer expires. Any shares not acquired in the tender offer would be acquired in a subsequent short form merger transaction at the same per share consideration. The aggregate purchase price will be approximately $540 million net of Kiewit Materials' estimated cash at closing. The price represents a multiple of approximately 7.1 times historic EBITDA (earnings before interest, taxes, depreciation and amortization). The transaction is expected to be completed by September 30, 2002.

Kiewit Materials' operations include 44 aggregates facilities, including eight hard rock quarries, which supplied 28 million tons of aggregate in 2001. Kiewit Materials also produced 4.7 million cubic yards of concrete in 2001 in 60 plants, and 3.4 million tons of hot-mix asphalt in 16 asphalt plants. Aggregate reserves at December 31, 2001 total over 800 million tons, with reserve life averaging over 30 years.

Approximately 80% of Kiewit Materials' operations are in Arizona, the second-fastest growing state in the U.S., where population growth has averaged 3.4% compounded from 1990 through 2000. This is almost three times the U.S. national average.

Kiewit Materials' operations are also located in:

-        The Pacific Northwest, around Portland, Oregon and southwest
         Washington.
- In California, in the north San Francisco Bay area between Vallejo and Sacramento, and in the Yolo Valley in central California.
-        In Wyoming, Nebraska, Utah and New Mexico.
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Rinker Chief Executive David Clarke said "Kiewit Materials will be a significant beachhead acquisition and will provide the basis for further growth by enabling Rinker to bolt-on smaller acquisitions in a number of areas."

"This acquisition also fits well with Rinker's existing operations, particularly in Washington state and Las Vegas, and will enable Rinker to leverage those existing businesses further with regard to customer service, purchasing, operational efficiencies and other synergies," said Mr. Clarke.

"Kiewit Materials has a strong management team and many high calibre employees throughout the business, and Rinker expects to build on this foundation to further improve performance."

Peter Kirby, Managing Director and Chief Executive of Rinker's parent company, CSR Limited said the acquisition will be a major strategic expansion for Rinker in the U.S., giving it strong positions in a number of states including the leading position in Arizona. It also provides excellent opportunities for further growth in the west and southwest of the U.S.

"It is in line with the strategy of growing in the heavy building materials sector by developing strong, local positions in high population and economic growth regions. Kiewit Materials is the number one or number two supplier of aggregates, concrete and/or asphalt in most of its markets."

Kiewit Materials was spun off from the privately-owned Peter Kiewit Sons, Inc. in September 2000. Kiewit Materials is a private company. Its shareholders are almost entirely current or former employees of Peter Kiewit Sons, Inc. and Kiewit Materials. Kiewit Materials' sales revenue in calendar 2001 was U.S. $509 million, and earnings before interest and tax were U.S. $57.5 million.

Rinker is part of the CSR Group, the world's ninth largest heavy building materials group, with sales revenue of Australian $7 billion, operating cash flow of Australian $1.4 billion and around 16,000 employees in over 600 sites across the U.S., Australia, New Zealand and Asia.

Including the Kiewit Materials operations, Rinker will be the fifth largest aggregates producer in the U.S., supplying over 84 million tons per year, and the second largest producer of pre-mix concrete, supplying over 13 million cubic yards each year.

This release contains forward-looking statements that involve assumptions regarding the operations and future prospects of Rinker. Although Rinker believes these statements are based on reasonable assumptions, such statements are subject to risk and uncertainty, including, among other things, economic conditions in the markets served, levels of construction spending in the markets served, transportation costs, competition from existing or future competitors, the ability to integrate acquisitions quickly and effectively, and the ability to successfully complete the tender offer. Caution should be taken that these factors could cause the actual results to differ from those stated or implied in this and other communications.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF KIEWIT MATERIALS. RINKER INTENDS TO FILE AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO ITS OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF KIEWIT
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MATERIALS. BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, ALL
STOCKHOLDERS OF KIEWIT MATERIALS ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL WHEN THESE DOCUMENTS BECOME AVAILABLE AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT THAT WILL BE FILED WITH THE SEC BY KIEWIT MATERIALS. THESE AND OTHER DOCUMENTS FILED WITH THE SEC WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. COPIES OF THE OFFER TO PURCHASE AND CERTAIN RELATED DOCUMENTS MAY BE OBTAINED FROM RINKER FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE OFFER AS WILL BE DESIGNATED IN THE TENDER OFFER MATERIALS THAT WILL BE DISTRIBUTED TO KIEWIT MATERIALS SHAREHOLDERS.


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